UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 29, 2020

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400

Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TOTAL S.A. is providing on this Form 6-K a description of certain recent developments relating to its business.

SIGNATURES

EXHIBIT INDEX

Exhibit 99.1	Capital increase reserved for employees of the TOTAL Group in 2020 (May 4, 2020)

Exhibit 99.2	First Quarter 2020 results (May 5, 2020)

Exhibit 99.3	Total announces the first 2020 interim dividend of €0.66/share, stable year on year (May 5, 2020)

Exhibit 99.4	France: Total adopts a new Climate Ambition to Get to Net Zero by 2050 (May 5, 2020)

Exhibit 99.5	Convening of the Shareholders Meeting to be held on May 29, 2020 (May 5, 2020)

Exhibit 99.6	Historic investment decision for transport and storage of C02 (May 15, 2020)

Exhibit 99.7	Total is exploring quantum algorithms to improve CO2 capture (May 15, 2020)

Exhibit 99.8	Total Discontinues the Acquisition of Occidental Petroleum’s Assets in Ghana (May 18, 2020)

Exhibit 99.9	Electricity & Gas: Total becomes one of the leading suppliers in Spain (May 18, 2020)

Exhibit 99.10	Plastic Recycling: Total and PureCycle Technologies Form a Strategic Partnership (May 19, 2020)

Exhibit 99.11	Total Confirms the Sale of UK Assets to NEO Energy (May 20, 2020)

Exhibit 99.12	Aviation: Total and Gaussin Developing World’s 1st Full Electric Aircraft Refueller Transporter (May 25, 2020)

Exhibit 99.13	Results of the 2020 Capital increase reserved for employees of the Total Group (May 27, 2020)

Exhibit 99.14	Combined Shareholders’ Meeting of May 29, 2020 – Approval of resolutions proposed by the Board of Directors (May 29, 2020)

Exhibit 99.15	Total announces the payment terms of the final 2019 dividend following the Shareholders’ Meeting of May 29, 2020 (May 29, 2020)

EXHIBIT INDEX

Exhibit 99.1 Capital increase reserved for employees of the TOTAL Group in 2020 (May 4, 2020)

Exhibit 99.2 First Quarter 2020 results (May 5, 2020)

Exhibit 99.3 Total announces the first 2020 interim dividend of €0.66/share, stable year on year (May 5, 2020)

Exhibit 99.4 France: Total adopts a new Climate Ambition to Get to Net Zero by 2050 (May 5, 2020)

Exhibit 99.5 Convening of the Shareholders Meeting to be held on May 29, 2020 (May 5, 2020)

Exhibit 99.6 Historic investment decision for transport and storage of C02 (May 15, 2020)

Exhibit 99.7 Total is exploring quantum algorithms to improve CO2 capture (May 15, 2020)

Exhibit 99.8 Total Discontinues the Acquisition of Occidental Petroleum’s Assets in Ghana (May 18, 2020)

Exhibit 99.9 Electricity & Gas: Total becomes one of the leading suppliers in Spain (May 18, 2020)

Exhibit 99.10 Plastic Recycling: Total and PureCycle Technologies Form a Strategic Partnership (May 19, 2020)

Exhibit 99.11 Total Confirms the Sale of UK Assets to NEO Energy (May 20, 2020)

Exhibit 99.12 Aviation: Total and Gaussin Developing World’s 1st Full Electric Aircraft Refueller Transporter (May 25, 2020)

Exhibit 99.13 Results of the 2020 Capital increase reserved for employees of the Total Group (May 27, 2020)

Exhibit 99.14 Combined Shareholders’ Meeting of May 29, 2020 – Approval of resolutions proposed by the Board of Directors (May 29, 2020)

Exhibit 99.15 Total announces the payment terms of the final 2019 dividend following the Shareholders’ Meeting of May 29, 2020 (May 29, 2020)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: May 29, 2020	By:	/s/ ANTOINE LARENAUDIE
	Name:	Antoine LARENAUDIE
	Title:	Group Treasurer